SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: July 2004

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
               --------------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F     Form 40-F  X
                                      ---           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No  X
                                     ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company"), dated July 28, 2004, announcing the appointment of Mr. Jal Jassawalla as President and Chief Executive Officer of the Company and the resignation of Mr. Roderick
     M. Bryden from those positions and from the Board of Directors of the Company.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3 and Registration Statement No. 333-111512 on Form F-3.

News & Events

Press Releases

               WorldHeart Announces New CEO and Management Changes

OTTAWA, ON - July 28, 2004 (NASDAQ: WHRT, TSX: WHT) - Mr. C. Ian Ross, Chairman of the Board of World Heart Corporation (WorldHeart or the Company) today announced the appointment of Mr. Jal Jassawalla as President and Chief Executive Officer and the resignation of Mr. Roderick M. Bryden from those positions and from the Board of Directors of the Company.

Mr. Ross said that "Mr. Bryden led WorldHeart from its incorporation in 1996 and it is with thanks and regret that the Board accepts Mr. Bryden's resignation. Mr. Bryden has been a key factor in creating the opportunities that are now before the Company, and we thank him. Mr. Bryden, however, shares the view of the Board that new leadership is required for the Company to seize these opportunities and build a leadership position in the dynamic and rapidly evolving heart assist business.

I and my colleagues on the Board are very confident that Mr. Jassawalla brings just the right combination of knowledge, experience, talent and drive to lead WorldHeart in building leadership in our market. His depth and breadth of experience in this pioneering field will be an important factor in the success of the Company. Mr. Jassawalla joined with Dr. Peer Portner to found Novacor Medical Corporation in 1979, after completing his Master of Science in Mechanical Engineering from Stanford University and an MBA specializing in Finance, from the University of California, Berkeley. For the past 25 years he has led the development and commercialization of Novacor LVAS, having at various times directed research and development, manufacturing, quality assurance, clinical technical support and having served as Chief Financial Officer of Novacor Medical Corporation", he said.

As a consequence of these management changes, the conference call scheduled for today has been re-scheduled to Thursday August 12, 2004 at 4:15pm, EST following the release of the second quarter financial results.

Mr. Jassawalla announced a number of Senior Executive Appointments:

Dr. Piet Jansen is appointed Managing Director, Europe effective immediately and continues as Chief Medical Officer for the Company. Dr. Jansen joined WorldHeart in February 2004 as Chief Medical Officer and will be based at the company's European Offices in Heesch, Netherlands. Piet Jansen, MD is a physician with 8 years experience in cardiac surgery, a PhD. in Extracorporeal Circulation and a Masters Degree in Epidemiology. His experience in the ventricular assist industry includes senior medical and research roles in Edwards Lifesciences LLC where he worked directly with the Novacor LVAS, and with Jarvik Heart Inc. where he was Vice President Clinical Affairs, prior to joining WorldHeart. Dr. Jansen's clinical experience in cardiac surgery, established relationships with leading cardiac clinicians and depth of knowledge and experience in this field position him well to lead our European operations to expand the use of Novacor LVAS in the European Community.

Mr. John Marinchak is appointed Vice President Marketing and Sales, effective immediately. In addition to his current field sales responsibilities for North America, John assumes responsibility for Marketing. Mr. Marinchak joined WorldHeart in November of last year after a very successful career, including sales and sales management positions in Thoratec Corporation where he became International Sales Manager. Prior to Thoratec, Mr. Marinchak was a successful Account Representative with the Cardiovascular Division of 3M and, before that, with Cardiovascular Devices Inc.

Mr. Robert W. (Bob) Corson is appointed to the position of Vice President Manufacturing based in WorldHeart's Oakland facilities. Mr. Corson joined WorldHeart in November 1997 as Vice President Manufacturing but left the Company in August 2000 for health reasons. The Company is delighted that Mr. Corson is able to return to assume responsibility for this very important role. Mr. Corson has some 30 years experience in electronics, microelectronics and medical device manufacturing. Prior to joining WorldHeart in 1997, Mr. Corson was President and CEO of CompAs Electronics Inc. a successful contract manufacturer. His depth of experience in this specialized area of manufacturing and his past success at WorldHeart gives Mr. Corson an excellent base from which to direct WorldHeart's manufacturing capability.

"This industry is at a key stage in its evolution and the Novacor LVAS has the opportunity to bring a new level of support and confidence to heart failure patients. There are challenges to be faced in bringing this therapy to a substantial share of those who can benefit from it, in the United States and around the world. The executives whose appointments are announced today join our Vice President Finance and CFO, Mark Goudie, and our Vice President Corporate Services, Daniela Kennedy to form an excellent team. I am delighted to be given the responsibility to lead this team to seize the opportunity before us. We are positioned to achieve clinical acceptance and commercial success built upon the quality product created over the past twenty years and to lead in bringing next-generation products to market with an experienced technical and clinical team", Mr. Jassawalla said.


About Novacor(R)LVAS
--------------------
Novacor LVAS (left ventricular assist system) is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in more than 1,500 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted electromechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

About World Heart Corporation
-----------------------------
World Heart Corporation is a global medical device company headquartered in Ottawa, Ontario, Canada, with additional facilities in Oakland, California, USA and Heesch, Netherlands. WorldHeart is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS is well established in the marketplace and its next-generation technology is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission.


For more information, please contact:
------------------------------------
World Heart Corporation
Judith Dugan
(613) 226-4278 ext. 2290
www.worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          World Heart Corporation


     Date:  July 29, 2004                 By:  /s/ Mark Goudie
                                             -----------------------------------
                                             Name:  Mark Goudie
                                             Title: Chief Financial Officer